SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 22, 2006

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.
(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F X	Form 40-F __
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ___	No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ___	No X
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934:
Yes ___	No X
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated June 22, 2006, announcing Dassault's V5 SOA Strategy.

Dassault Systèmes Unveils V5 SOA Strategy

Open architecture for collaborative online PLM services

Paris, France, June 22, 2006 – Dassault Systèmes (DS) (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA), a world leader in 3D and Product Lifecycle Management (PLM) solutions, today announced its V5 SOA (Service Oriented Architecture) strategy. This strategy demonstrates DS’ commitment to extend the benefits of PLM solutions to new markets and new types of users and communities. V5 SOA is the cornerstone for DS and its partners to deliver fully collaborative PLM services on demand.

“I am delighted that DS fully endorses the SOA strategy and standards for its applications and extends it to match customers’ PLM needs,” said Robert LeBlanc, General Manager, Websphere, IBM. “Together with DS, we will service our customers and partners with the unique value of our combined complete PLM solutions to collaborate and innovate.”

“With our V5 SOA strategy, DS extends current CAA V5 architecture with best in class web technologies and introduces the unique power of 3D collaborative applications for networked innovation,” explains Dominique Florack, executive vice president, Strategy, R&D, Dassault Systèmes. “DS demonstrates once again its commitment to secure and leverage customers’ investments while continuously delivering breakthrough applications and services to speed up and extend the PLM business transformation.”

“V5 SOA increases our ability to develop next-generation PLM solutions and solve the challenges at the core of our customers’ businesses,” says Yoshikazu Niwa, executive corporate officer, Nihon Unisys Solutions Ltd. “SOA architecture allows us to rapidly integrate our solutions based on an existing application framework, with a unified user interface, bringing added flexibility to the supply chain. It will drive innovation and ensure that our customers remain competitive.”

V5 SOA is the technical foundation for DS’ PLM brands and partners’ solutions moving forward. It bridges the gap between PLM solutions and existing enterprise middleware, by providing services in five key domains:

•	V5 SOA collaborative user experience
•	V5 SOA business process modeling and execution
•	V5 SOA IP modeling, integration and management
•	V5 SOA Enterprise foundations (search, collaboration…)
•	V5 SOA openness (web services, 3DXML, …)

DS will leverage its strategic technological partnerships with IBM and Microsoft to optimize V5 SOA on their respective platforms.

The V5 SOA strategy will be unveiled at the annual CAA V5 DEVCON Conference in Paris on June 27-28, 2006 where customers and partners can network and learn the latest information on the CAA V5 development platform for PLM solutions. Complete information on registering to attend DEVCON 2006 and a full program of events can be found at www.3ds.com/devcon

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About Dassault Systèmes
As a world leader in 3D and Product Lifecycle Management (PLM) solutions, the Dassault Systèmes group brings value to more than 90,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire lifecycle of products from conception to maintenance. The Dassault Systèmes portfolio consists of CATIA for designing the virtual product — SolidWorks for 3D mechanical design — DELMIA for virtual production — SIMULIA for virtual testing and ENOVIA for global collaborative lifecycle management, including ENOVIA VPLM, ENOVIA MatrixOne and ENOVIA SmarTeam. Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

CATIA, DELMIA, ENOVIA, SIMULIA and SolidWorks are registered trademarks of Dassault Systèmes or its subsidiaries in the US and/or other countries.

Dassault Systèmes Press Contacts: Stephen May + 33 1 55 49 89 00 stephen_may@ds-fr.com
Derek Lane (Americas) +1(818) 673-2243 derek_lane@ds-us.com
Mikiko Igarashi (AP) +81-3-5442-4138 mikiko_igarashi@ds-jp.com
Financial Dynamics Nelly Dimey : +33 1 47 03 68 19 Pierre Mas : +33 1 47 03 68 14 Nelly.Dimey@fd.com / pierre.mas@fd.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.
Date: June 22, 2006	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Executive Vice President, Finance and Administration